October 20, 2021

ATTORNEYS AT LAW

1025 Thomas Jefferson Street, NW | Suite 400 West

Washington, DC 20007-5208

202.965.8100 | fax 202.965.8104

www.carltonfields.com

Atlanta

Florham Park

Hartford

Los Angeles

Miami

New York

Orlando

Tallahassee

Tampa

Washington, DC

West Palm Beach

Min S. Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A Post-Effective Amendment No. 3 filed May 18, 2021 (File No. 333-233647) (the “Amendment”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A, we are responding to the Commission staff comments that you provided to us orally on July 12, 2021 in connection with the above-captioned Amendment.

Each of the Staff’s comments is restated below, followed by John Hancock’s response. Where the response has entailed changes to the prospectus, those changes are marked on the attached draft of the revised prospectus.

The markings on the attached copy of the prospectus reflect the changes that have be made from the version thereof that was included in the Amendment, and those marked changes include a few relatively minor changes that are in addition to those made in response to the staff’s comments. The final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

General Explanatory Notes:

i.

Page references in the below restatements of the staff’s comments are to the version of the prospectus filed in the Amendment, while below-stated page numbers identifying where John Hancock’s revisions are set forth are to the attached prospectus version that displays those revisions.

ii.

John Hancock has decided to defer inclusion of any initial summary prospectuses (“ISPs”) in the registration statement (or in the registration statements for any of John Hancock’s other variable life insurance policies) until after May 1, 2022. Accordingly, the ISP, and references thereto, will be deleted from the registration statement, and any ISP that John Hancock decides in the future to use would be filed pursuant to a further amendment that would be filed at some time after May 1, 2022.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Min S. Oh

October 20, 2021

SEC STAFF COMMENTS ON FACING SHEET AND STATUTORY PROSPECTUS

COMMENT 1: As a general matter, comments the staff gives on one portion of the filing also relate to other portions of the filing where they are applicable.

RESPONSE: Comment complied with.

COMMENT 2: Put the approximate date of the public offering on the facing sheet of the Form N-6.

RESPONSE: This change has not been made, because the registration statement relates to an ongoing continuous offering that has already commenced. Therefore, the facing sheet requirement to state the approximate date of the public offering is not applicable, and John Hancock and other comparably situated registrants therefore commonly omit any such facing sheet reference. See, e.g., the following amendments that recently became effective in compliance with the March 2020 reforms to Form N-6: SEC File No. 333-49344 (filed by Pruco on April 23, 2021); SEC File No. 333-215169 (filed April 29, 2021) (“Nationwide 333-215169”); and SEC File No. 033-57792 (effective Apr. 30, 2021) (“Commonwealth 033-57792”).

COMMENT 3: The policy’s marketing name as set forth on the prospectus cover page should exactly match the product name associated with the product’s contract identifier number in the EDGAR system.

RESPONSE: Comment complied with. John Hancock is implementing a minor change to the wording of the product name that the EDGAR system associates with the policy’s contract identifier number, in order to ensure absolute conformity with the marketing name as described on the prospectus cover page.

COMMENT 4: In the first line of the last paragraph on the cover page, change “purchaser” to “investor.”

RESPONSE: Comment complied with. For consistency, the same change also has been made on page 51.

COMMENT 5: Add a little information to the prospectus cover page concerning the “indexed accounts.”

RESPONSE: Comment complied with.

COMMENT 6: The cross-references in the Key Information table should not refer only to the relevant subheadings in the prospectus table of contents, but such references should also include the larger heading under which the subsection appears in the table of contents.

RESPONSE: John Hancock has carefully considered this comment, but has concluded that the requested change would be inconsistent with relevant precedent and would make the cross-references much more lengthy, cluttered, and difficult for investors to use.

We emphasize that there are three levels of headings in the table of contents (and in the prospectus): the highest level is in all capital letters, the next highest level is in italicized initial capitals, and the lowest level is in non-italicized lower case with initial capitals. John Hancock respectfully submits that the fact that these type font distinctions have been followed consistently in the table of contents, in the body of the prospectus, and in the key information table cross-references will enable readers clearly, quickly, and easily to identify the heading to which a given cross reference is referring.

Min S. Oh

October 20, 2021

Moreover, in an effort to provide the reader with the most precisely relevant information, a very substantial proportion of John Hancock’s cross references are to the lowest level (i.e., most specific) headings. The staff’s comment, however, could require each of those cross-references to be preceded by references to two additional levels of heading: e.g., “Additional Information Regarding the Policy—Charges—Deductions from policy value” and not just “Deductions from policy value.” That would make the cross references vastly more lengthy, duplicative, and difficult to read.

It would also make the cross-references less informative, because John Hancock’s objective is to locate each cross-reference at a spot in the table’s right-hand column approximately adjacent to the statement in the middle column that the cross reference elucidates. Compliance with this comment would cause the cross-references to occupy so much space on the page that it would be more difficult to locate in positions adjacent to the relevant (unless the cross references were made more general and their number were reduced).

In this regard, the cross references in many key information tables that have recently become effective in compliance with the March 2020 Form N-6 reforms are much less numerous and less precise than John Hancock’s. See File no. 333-252986 (effective May 5, 2021) (“Pruco 333-252986”); Commonwealth 033-57792; and Equitable 333-229236. We respectfully submit that John Hancock’s cross-referencing technique is far more informative and easier to use. Finally, we note that the cross references in other such key information tables clearly do not follow the approach requested by this comment. See Pruco 333-252986; and Nationwide 333-215169; and Equitable 333-229236.

COMMENT 7: In the “Charges for Early Withdrawals” box on page 5: (a) delete the first clause of the second sentence, and (b) express the maximum surrender charge as a percentage of the Base Face Amount.

RESPONSE: John Hancock has complied with part (a) of this Comment. As to part (b) of the comment, however, John Hancock respectfully submits that the percentage figure that the staff requests would be less clear and concrete to the average investor than the formulation provided by John Hancock. That current formulation sets forth the maximum as two specific and clear dollar amounts: i.e., a dollar amount per $1,000 of Base Face Amount and a dollar amount per $100,000 of Base Face Amount. John Hancock’s presentation of this charge is also substantially the same as used by some other registrants in their Key Information tables that have recently become effective in compliance with the March 2020 Form N-6 reforms. See Pruco 333-252986 and Thrivent File No. 333-103454 (effective April 30, 2021) (“Thrivent 333-103454). Expressing such charges as a dollar amount per $1,000 also is the methodology specified for such charges by the second and last sentences of Instruction 1(f) to Item 4.

Moreover, that presentation is consistent with the methodology that John Hancock has historically used in its prospectuses to express the maximum surrender charge; and nothing in Form N-6 or the Commission’s March 2020 release adopting revisions in that form (the “Adopting Release”) prohibits that formulation for a surrender charge that is calculated on the basis of a policy’s Base Face Amount. Finally, revising John Hancock’s historic methodology for

Min S. Oh

October 20, 2021

expressing the maximum surrender charge would require specific involvement of John Hancock personnel having appropriate competency and authorization to make such statistical disclosure alterations. This would impose considerable additional expense on John Hancock (as well as increase the possibility of typographical or clerical errors in this important number), given the nearly 100 prospectuses that John Hancock expects to be revising to comply with the Form N-6 reforms and the fact that the charge computations vary as among the various products. Such additional costs are unwarranted, given that that the change requested by part (b) of Comment 7 is one of form, rather than substance, and (as noted above) would result in less clear and concrete disclosure to investors.

COMMENT 8: In the first paragraph of the “Ongoing Fees and Expenses (annual charges)” box on page 5, briefly make specific mention of loan costs and other applicable ongoing charges that are not already mentioned.

RESPONSE: Comment complied with.

COMMENT 9: Delete footnote (1) and otherwise revise the terminology used in the underlying fund expense table at the bottom of page 5 to track the requirements of Instruction 2(c)(ii) of Item 2.

RESPONSE: Comment complied with.

COMMENT 10: In the “Not a Short-Term Investment” box on page 6, mention those charges and tax considerations that make the product unsuitable as a short-term investment.

RESPONSE: Comment complied with.

COMMENT 11: In the first sentence of the “Risks Associated with Investment Options” box, delete the words “variable and general” and add “(e.g., underlying investment portfolios)”.

RESPONSE: Comment complied with.

COMMENT 12: As to the last sentence of the “Insurance Company Risk” box, is there a phone number for customer to call to get the insurer’s ratings?

RESPONSE: Comment complied with by adding an appropriate phone number reference in this box.

COMMENT 13: In the first sentence of the “Policy Lapse” box, the term “net cash surrender value” is not defined or explained until page 8; and, as a general matter, special terms should be defined or explained when first used in the document, and, thereafter, the term should be used consistently, and other terms should not be used to refer to the same concept.

RESPONSE: Comment complied with.

COMMENT 14: In the first paragraph of the “Investments” box on page 6:

a.	Add “(including the fixed and indexed accounts)” after the words “general account options.”

RESPONSE: Comment complied with.

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October 20, 2021

b.	Describe very briefly the nature of the restrictions/limitations on investment options and transfers that are being referred to in this first paragraph.

RESPONSE: Comment complied with.

COMMENT 15: Confirm supplementally that the section that “Investment” box’s cross-references as to loans contains a description of the restrictions referred to by the second paragraph of this box.

RESPONSE: We confirm that the cross-referenced material concerning loans contains a description of the restrictions referred to by the second paragraph of this box.

COMMENT 16: The word “portfolio” that appears in the third paragraph in the “Investments” box is another example of a term that might be used inconsistently in the prospectus. (E.g., sometimes “portfolio,” sometimes “underlying fund,” etc.). Similarly, different terminology may be used to denote the variable subaccounts: e.g., “subaccounts”, variable investment accounts, or variable investment options. As a general matter, consistently use the same word(s) when referring to the same thing(s) throughout the document.

RESPONSE: Comment complied with. Among other things, the terms “Separate Account,” “subaccount,” “portfolio,” and “variable investment account” are now first used and explained on the front cover page of the prospectus. Each of those terms, of course, refers to a concept that is at least slightly different, and John Hancock has endeavored to use those terms consistently throughout the document.

COMMENT 17: In the “Optional Benefits” box on page 7:

a.	Briefly describe the “restrictions and limitations” referred to in the first sentence.

RESPONSE: Comment complied with.

b.	Delete the cross-reference to “Return of Premium Death Benefit” rider or confirm supplementally that the text under that heading describes restrictions/limitations referred to in this box.

RESPONSE: We confirm that the text under “Return of Premium Death Benefit” describes restrictions/limitations referred to in this box.

COMMENT 18: In the first sentence of the “Investment Professional Compensation” box, be more specific about what is meant by “compensation” (e.g., commissions?). Begin the second sentence with the words “These investment professionals” (rather than “An investment professional”) in order to tie it to the first sentence.

RESPONSE: Comment complied with.

COMMENT 19: In the context of the “Overview of the Policy” section beginning on page 7, explain supplementally why this document does not refer to any Policy Credit feature, whereas the currently effective prospectus for this product (the “Current Prospectus”) does refer to that feature.

Min S. Oh

October 20, 2021

RESPONSE: This disclosure was inadvertently omitted and has now been added under “Policy Features” in the Overview of the Policy section.

COMMENT 20: In the paragraph under “Purpose” on page 7:

a.

The word “investment portfolio” is an example of a possible inconsistent terminology for an underlying fund, and the term possibly should have an “(s)” on the end of it, inasmuch as more than one portfolio may be used.

RESPONSE: Comment complied with by revising the language in question to be more complete and precise.

b.	Also, give an additional brief description in this paragraph of what types of purchaser this policy may be appropriate for.

RESPONSE: Comment complied with.

COMMENT 21: In the first paragraph under “Premiums” on page 8:

a.	Disclose more about the basis of the amount of the Minimum Initial Premium.

RESPONSE: Comment complied with.

b.	Revise the paragraph to specifically indicate that the word “flexible” as used in connection with this product relates to the flexibility the owner has as to the timing and amount of premiums paid.

RESPONSE: Comment complied with, by moving to this paragraph language that previously appeared on page 22.

COMMENT 22: Briefly describe all of the policy’s investment options in the “Overview of Policy” section, as the Current Prospectus does in the second paragraph of page 4.

RESPONSE: Comment complied with, by adding to the “Overview of Policy” section the additional paragraphs as suggested by the staff in ISP Comment 7 below.

COMMENT 23: In the context of the last paragraph on page 8, confirm supplementally that all material state variations (and all material variations that apply to sales through any particular intermediary) are disclosed in the prospectus.

RESPONSE: John Hancock has authorized us to confirm that all material state variations (and all material variations that apply to sales through any particular intermediary) are disclosed in the prospectus.

COMMENT 24: Also in connection with this paragraph, add a list of all the rider benefits and include dollar cost averaging and asset allocation/rebalancing as additional features within that list; and provide information about the charges associated with those riders.

Min S. Oh

October 20, 2021

RESPONSE: Comment complied with.

COMMENT 25: In the second sentence on page 9, add “(s)” to the word “option.”

RESPONSE: Comment complied with on page 9.

COMMENT 26: In the first box on page 9:

a.	Change the caption from “Premium charge” to “Maximum premium charge.”

RESPONSE: Comment complied with.

b.	Revise the text of the related right-hand box, to say simply “7% of each premium paid” and move all of the deleted substance from that box to a footnote.

RESPONSE: Comment complied with.

COMMENT 27: As to the surrender charge box on page 9:

a.

Show not only the “Maximum surrender charge” but also the minimum charge and charge for a representative insured, substantially the same way this information appears for COI charges in the Fee Table. Corresponding information about the risk characteristics of the insured person associated with each number also should be included.

RESPONSE: Comment complied with.

b.

Inasmuch as the middle column of this box indicates that reductions in Face Amount can trigger a surrender charge, add an appropriate reference to this fact be added to the middle column of the “Charges for Early Withdrawals” box on page 5.

RESPONSE: Comment complied with.

COMMENT 28: In the “Transfer fee” box, rewrite the phrase “beyond an annual limit of not less than twelve” so as to be less convoluted.

RESPONSE: Comment complied with.

COMMENT 29: Change the caption of the first box under “Periodic Charges Other Than Annual Portfolio Expenses” from “Base Contract Charges” to “Base Policy Charges.”

RESPONSE: Comment complied with.

COMMENT 30: As to the last two boxes on page 9 delete the phrase “for a maximum of 55 years” and, if desired, put the substance of the deleted phrases in a footnote.

Min S. Oh

October 20, 2021

RESPONSE: Comment complied with.

COMMENT 31: Clarify that the .02% asset-based risk charge rate shown on page 10 is an annual rate, or, if not, express the charge as an annual rate, rather than the monthly rate.

RESPONSE: Comment complied with in part. The maximum potential .02% rate shown is monthly, rather than annual, and language has been added to make that more clear. However, John Hancock respectfully submits that, because this charge is calculated and deducted monthly, expressing the charge as a monthly rate is the most simple, understandable, and intuitively clear presentation for most investors. We also note that other filings that have recently become effective in compliance with the March 2020 reforms to Form N-6 also follow John Hancock’s preferred approach of not annualizing such monthly percentage charge numbers. See the fee table disclosure of the “Percent of Sub-Account Value Charge” as set forth in Nationwide 333-215169 and the fee table disclosure of the “Disability Deduction Waiver” rider charge as set forth in Equitable 333-229236.

Moreover, expressing this potential charge as an annual rate would require a different formulation from what John Hancock’s prospectuses have historically used for this charge, and is not required by anything in Form N-6 or in the Commission’s Adopting Release. To convert this monthly maximum rate into an annual percentage also would require specific involvement of John Hancock personnel having appropriate competency and authorization to make such statistical disclosure alterations. This would impose considerable additional expense on John Hancock (as well as increase the possibility of typographical or clerical errors in this number), given the nearly 100 prospectuses that John Hancock expects to be revising to comply with the Form N-6 reforms and the fact that the charge computations vary as among the various products. These costs are unwarranted in view of the fact that change requested by this Comment 31 would be one of form rather than substance, and would result in a percentage that is somewhat artificial and, as noted above, less clearly and intuitively understood by investors.

COMMENT 32: Move page 10’s treatment of the charges for the Cash Value Enhancement Rider, the Overloan Protection Rider, and the Accelerated Benefit Rider up into the chart for Transaction Fees, as these charges are transactional in nature.

RESPONSE: Comment complied with.

COMMENT 33: Since “NAR” is defined in footnote 1 on page 10, that defined term should be used consistently throughout the document.

RESPONSE: Comment complied with.

COMMENT 34: Where the Fee Table specifies the insurance risk characteristics of an insured person, those characteristics should not be set forth in footnotes, but should instead be set forth on the face of the table (e.g., in parentheticals that accompany each relevant line item). Thus, the caption “Minimum charge” would be accompanied by a parenthetical such as “(for a 45-year old male non-smoker underwriting risk in the first policy year).”

Min S. Oh

October 20, 2021

RESPONSE: John Hancock respectfully submits that adding the requested information to the face of the fee table (rather than leaving it in footnotes to the table) would make the table substantially more cluttered and cumbersome for investors to read and understand. Also, we note that other filings that have recently become effective in compliance with the March 2020 Form N-6 reforms also follow John Hancock’s preferred approach of not encumbering the face of the fee table with the specific characteristics of the insured persons for the maximum, minimum, or representative insured numbers. See Pruco 333-2529986; Principal File No. 333-175768 (effective May 1, 2021) (“Principal 333-175768”); and Metropolitan File No. 033-91226 (effective April 30, 2021). This comports with the historic approach of John Hancock and other registrants, and nothing in Form N-6 or the Adopting Release indicates any intent of the Commission to modify that approach.

Moreover, Comment 34’s request to relocate large amounts of detailed information about the assumed insureds’ characteristics would require large amounts of painstaking clerical effort that would impose considerable expense on John Hancock (as well as increase the possibility of typographical or clerical errors in these important assumptions), given the considerable number of different insured persons that are assumed for purposes of a single fee table, much less for all the fee tables of the nearly 100 prospectuses that John Hancock expects to be revising to comply with the Form N-6 reforms, most of which differ as to these assumptions. These costs are unwarranted in view of the fact that the change requested by this Comment 34 would be one of form rather than substance, and would result in disclosure that, as noted above, would be more cumbersome and difficult for investors to navigate.

COMMENT 35: Each Fee Table footnote associated with a charge that varies by the insured person’s characteristics should disclose how the investor could obtain more information about the charges that actually apply to that investor (see Instruction 3(b)(3)(iii) to Item 4).

RESPONSE: Comment complied with.

COMMENT 36: The description of the representative insured in footnote 1 on page 11 includes the assumption that the policy is in the first policy year, whereas the analogous description in footnote 2 does not include that assumption. As a general matter, the representative insured person for purposes of the Fee Table should be identical for all charges that vary depending on the insured person’s characteristics.

RESPONSE: Comment accepted. John Hancock has advised us that such differences reflect the fact that that for some charges the policy year is relevant, while for other charges it is not.

COMMENT 37: In the “Annual Portfolio Expenses” chart on page 12, insert the words “that are deducted from portfolio assets” after the phrase “Range of expenses. . . .”

RESPONSE: Comment complied with.

COMMENT 38: If John Hancock wishes to show post-reimbursement/waiver portfolio expenses (as fn. 1 on page 12 now does), these numbers must appear as a line item in the table rather than in a footnote.

RESPONSE: Comment complied with by deleting this footnote.

Min S. Oh

October 20, 2021

COMMENT 39: Under “Allocation of Premiums” on page 13:

a.	Briefly discuss the restrictions on allocating and transferring premiums that arise when certain riders are exercised (e.g., as referenced in the “Investments” box on page 6).

RESPONSE: Comment complied with by adding a new second paragraph under this heading.

b.

Briefly describe how premiums are allocated to the investment options (e.g., percentages), if and how allocation instructions can be changed and how such allocations are made in the absence of allocation instructions.

RESPONSE: Comment complied with. However, no disclosure has been added about what happens when there are no allocation instructions, because that circumstance never arises in view of the fact that no application for a policy is deemed complete without allocation instructions.

COMMENT 40: Where the first paragraph under “Transfers of Policy Value” on page 13 refers to the $1,000,000 limit, disclose any minimum amount for transfers.

RESPONSE: Comment complied with. John Hancock has confirmed to us that there is no such minimum.

COMMENT 41: If there are any rights to convert or exchange a policy into another policy, these should be disclosed.

RESPONSE: Comment accepted. John Hancock has confirmed to us that there are no such rights.

COMMENT 42: Include a specific statement indicating whether John Hancock has adopted policies and procedures with respect to frequent transfers of policy value among subaccounts.

RESPONSE: Comment complied with by inserting the requested language immediately after the first paragraph under the heading “Transfers of Policy Value.”

COMMENT 43: As to the limitations on transfers to or from the variable investment account, describe under the “Transfers of Policy Value” section whether these limitations are imposed uniformly.

RESPONSE: Comment complied with by adding the requested language at the end of the segment entitled “Limitations on transfers to or from a variable investment account.”

COMMENT 44: If there are no arrangements of the type described in the last paragraph on page 14, delete this paragraph that references descriptions thereof in the statement of additional information. In addition, to the extent that “SAI” is used in the document, it should be so defined when the statement of information is first referred to and “SAI” should be used consistently thereafter.

RESPONSE: Comment complied with. There are no arrangements of the type referred to, and, accordingly, the paragraph has been deleted. Also, “SAI” has been defined and used consistently as requested by this comment.

Min S. Oh

October 20, 2021

COMMENT 45: As to the DCA program described on page 15, disclose any minimum amount requirements for the DCA program and whether the DCA program can be used simultaneously with the asset allocation balancer program.

RESPONSE: Comment complied with.

COMMENT 46: Add to the last paragraph on page 15 disclosure that interests in the general account may be subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of disclosures made in the prospectus.

RESPONSE: Comment complied with by adding language on page 17.

COMMENT 47: Although the entire discussion under “The indexed accounts” on pages 16-22 is very similar to the analogous disclosure that appears in the Current Prospectus, certain differences appear, including (a) reordering of some of the disclosures in ways that the staff believes make them less clear/readable and (b) omission of certain material that the staff believes should be included. Accordingly, please restore all of this disclosure to the way it appears in the Current Prospectus.

RESPONSE: Comment complied with.

COMMENT 48: Disclose on page 22 the factors that determine the minimum initial premium amount as per Item 9(b).

RESPONSE: Comment complied with by adding the requested additional disclosure after the first sentence of the second paragraph under the heading “Purchase Payments.”

COMMENT 49: In the discussion of premiums, comply with the requirements of Item 9(h) concerning computation of subaccount values, including when premiums are credited and the basis for crediting (e.g., accumulation unit values and net investment factor).

RESPONSE: Comment complied with, by adding a new paragraph under “Registrant” on page 53. This new paragraph consists of language moved from the first paragraph under “Portfolio” on page 51 and supplemented by what currently appears as the second paragraph under the “The policy value” on page 28 of the Current Prospectus for this product. We note that, rather than referring specifically to any “net investment factor” or summarizing any mathematical formula for determining unit values each day, the new paragraph provides equivalent information in a plain-English, non-technical manner that clearly conveys to the reader the practical implications of the manner in which such calculations are made. John Hancock respectfully submits that this presentation – which John Hancock has used in its prospectuses for many years — communicates the information that is relevant to investors in a far more effective manner than the types of difficult-to-understand mathematical formulae contained in many variable product prospectuses.

That disclosure also is supplemented by much other, more technical information concerning the pricing of portfolio shares and separate account units, and the relationship thereof to when orders for policy-level transactions are received (which disclosure was set forth in the prospectus as filed in the Amendment and continues to appear as the paragraph immediately preceding the heading “Voting Portfolio Shares” on page 54).

Min S. Oh

October 20, 2021

COMMENT 50: In the first paragraph under “Premium Amount” on page 22, describe how the amount and frequency of the Planned Premium are determined.

RESPONSE: Comment complied with by adding the requested language as a new second paragraph under the heading “Premium Amount.”

COMMENT 51: On page 25, the second and third paragraphs under “Minimum death benefit” refer to the minimum death benefit factors under each tax test. Add examples of what these factors would be for selected policy owners to give the reader some idea of what the range of these factors might be. The disclosure could take the form of the tabular presentations that appear in the Current Prospectus for this purpose.

RESPONSE: Comment complied with, by inserting tabular presentations from the Current Prospectus.

COMMENT 52: Briefly describe how the investment performance of the portfolios, and related fund expenses, affect policy value and hence the amount of the standard death benefit.

RESPONSE: Comment complied with by inserting the requested explanation as a new concluding paragraph under “Option 1 and Option 2” on page 24.

COMMENT 53: On page 28, disclose where in the prospectus the description referred to in the third sentence under “Cancellation rights” is located. Alternatively, include the appropriate disclosure at this place on page 28.

RESPONSE: Comment complied with by inserting the requested cross-reference on page 28.

COMMENT 54: Change the heading “Loan Procedures” page 29 to “Loan Repayment,” as repayment is the sole subject discussed under this heading.

RESPONSE: Comment complied with.

COMMENT 55: Under the heading “Other Benefits Under the Policy” starting on page 30, delete the subheading “Standard Benefits and Optional Benefits.”

RESPONSE: Comment complied with.

COMMENT 56: In the table under the same heading (pages 30-34), Form N-6 calls for more succinct summary disclosure. The table should be revised to delete non-essential details in both the second and third columns. COMMENTS 57-63 below contain additional suggested edits in this regard.

RESPONSE: Comment complied with in the manner indicated in the below responses to Comments 57- 64 below.

COMMENT 57: Under “Healthy Engagement Rider,” (a) delete the last part of the third sentence of the middle column (beginning with “, including discounted . . .”); (b) delete the parenthetical at the end of the right-hand column; and (c) condense the first two sentences of the right-hand column into a very brief statement.

RESPONSE: Comments complied with.

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October 20, 2021

COMMENT 58: Under “Critical Illness Benefit Rider,” revise the language in the middle column so that it reads: “Pays the policy owner a one-time, lump sum benefit amount if the insured person is diagnosed with certain illnesses.”

RESPONSE: Comment complied with.

COMMENT 59: Under “Long Term Care Rider,” revise the third sentence in the right-hand column so that it reads: “We restrict your policy value’s exposure to market risk when benefits are paid under the Long-Term Care Rider by transferring all policy value to the fixed account.” Make a corresponding change in the second sentence of the right-hand column with respect to the “Long Term Care Rider 2018.”

RESPONSE: Comment complied with.

COMMENT 60: Under “Return of Premium Death Benefit Rider,” delete the second sentence in the middle column.

RESPONSE: Comment complied with.

COMMENT 61: Under “Cash Value Enhancement Rider,” shorten the sentence in the middle column so that it reads: “Provides an enhancement in cash surrender value.”

RESPONSE: Comment complied with.

COMMENT 62: Under “Overloan Protection Rider,” delete the second half of the second sentence (after the semicolon) and the entire third sentence of the second paragraph in the right-hand column.

RESPONSE: Comment complied with.

COMMENT 63: Under “Healthy Engagement Core Rider,” delete the first sentence of the middle column.

RESPONSE: Comment complied with.

COMMENT 64: Consider making other shortening revisions in the Optional Benefits table.

RESPONSE: Comment complied with, by deleting other language appearing in the right-hand column relating to the Critical Illness Benefit Rider, the Disability Payment of Specified Premium Rider, the Long-Term Care Rider, the Long-Term Care Rider 2018, and the Accelerated Benefit Rider.

COMMENT 65: In the “Standard Benefits” portion of the table, delete the first three items (Surrender of the Policy, Withdrawal, and Policy Loan), as the staff does not consider these as being the types of “standard benefits” that the table is intended to include.

RESPONSE: Comment complied with.

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October 20, 2021

COMMENT 66: Under “Dollar cost averaging” in the “Standard Benefits” portion of the table, delete the first sentence (beginning “No fee is…”), as this table is not intended address fees.

RESPONSE: Comment complied with.

COMMENT 67: Also in the “Standard Benefits” portion of the table, add disclosure about (a) the asset allocation balancer program (discussed on page 15) and (b) the no-lapse guarantee (discussed on page 23) as additional standard benefits.

RESPONSE: Comment complied with in part. The asset allocation balancer program has been added to the table, as requested.

However, rather than being a distinct feature of the contract, the no-lapse guarantee is best understood as an integral determinant of the basic relationship between the timing and amount of premiums paid and the standard death benefit’s terms of lapse. This is very similar to the basic relationship between the payment of premiums and the possibility of lapse under a traditional scheduled premium policy. John Hancock respectfully submits that it would unnecessarily complicate the prospectus disclosure — and the reader’s understanding of the product — to present the no-lapse guarantee as if it were a separate non-integral feature. This is especially true in light of the fact that the no-lapse guarantee is not optional, no separate charge is made for it, and it is part of the basic policy form (rather than a rider). Moreover, given these facts, the no-lapse guarantee does not resemble any of the types of benefits that Item 11(a) gives as examples of the benefits that this table is supposed to set forth: i.e., “living benefits” (Instruction 1(a) to Item 11(a)); “accumulation benefit, long-term care benefit” (Instruction 1(b) to Item 11(a)); and “other optional benefits available for a separate charge” (Item 11(b)). Accordingly, we respectfully submit that including the no-lapse guarantee in this table would tend to give readers an incorrect impression of the nature of this aspect of the policies and is not required by Form N-6 or anything in the Adopting Release. Finally, it appears that other filings that have recently become effective in compliance with the March 2020 Form N-6 reforms also involved no-lapse guarantees (essentially comparable to John Hancock’s) that have not been included in those filings’ “other benefits” tables. See Thrivent 333-103454.

COMMENT 68: In the “Optional Benefits” portion of the table, in the discussion of the Disability Payment of Specified Premium Rider, add disclosure toward the end of the right-hand column that a specified amount of premiums may be reduced if the face amount is reduced.

RESPONSE: Comment complied with.

COMMENT 69: On page 32, the first sentence in the left-hand column of the description of the Long-Term Care Rider should be reconciled with the disclosure about that rider that is set forth on page 37. Same for the first sentence of the next item in the table – Long term Care Rider 2018 – to be reconciled with the disclosure on page 38.

RESPONSE: Comment complied with.

Min S. Oh

October 20, 2021

COMMENT 70: In the disclosure regarding the Healthy Engagement Core Rider (page 34), add the ideas that (i) the owner must be at least 20 years of age, and (ii) this rider is mutually exclusive with the Healthy Engagement Rider.

RESPONSE: Comment complied with.

COMMENT 71: Under “More About Certain Optional Benefits” add at least one “example” for every rider covered in the table as required by the Instruction to Item 11(b)-(c).

RESPONSE: Comment complied with. We note, however, that, unlike most riders, the Healthy Engagement Core Rider does not impose any charges and does not otherwise affect or alter any values under a policy. Accordingly, we respectfully submit that an example would not be a useful or practical form of disclosure for this rider, and that it is not possible to provide the type of example that the Instruction to Item 11(b)-(c) appears to be requiring. Moreover, we note that such examples for certain other elementary types of riders have been omitted from disclosures that have become effective in compliance with the March 2020 Form N-6. See Principal 333-175768 (Change of Insured Rider and Return of Cost of Insurance Rider) and Pruco 333-252986 (Accidental Death Benefit Rider and Children Level Term Rider). Under the circumstances, therefore, no example has been provided for the Healthy Engagement Core Rider, because we and John Hancock interpret Instruction to Item 11(b)-(c) as being inapplicable to that type of rider.

COMMENT 72: Regarding the “Taxes” section starting on page 41, please confirm supplementally that all disclosure required by Item 15 is included.

RESPONSE: John Hancock has authorized us to confirm to the staff that all disclosure required by Item 15 has been included.

COMMENT 73: The section captioned “Principal Risks of Investing in the Policy” should be revised to specifically include (a) risk of loss (which could perhaps be integrated with page 44’s discussion of “Investment Risk”), (b) disclosure that the policy is not a short-term investment (which could perhaps be integrated with page 44’s existing discussion of “Early Surrender or Withdrawal Risk”), and (c) insurance company risk.

RESPONSE: Comment complied with, via changes to the headings “Investment Risk” and “Early Surrender or Withdrawal Risk” and related revisions to the text under those headings. We note that the “insurance company risk” is covered (though not specifically mentioned) in the additional language that has been added under the new heading “Investment Risk/Risk of Loss.” In light of its financial strength and management philosophy, John Hancock considers that it may be misleading to specifically mention “insurance company risk” as a principal risk and that, in any event, such disclosure is not required (particularly because the insurance company risk is already prominently disclosed in the in the “Risks” section of the key information table.

COMMENT 74: In the first full sentence on page 45, the phrase “[i]f that were determined to be the case…” is confusing; accordingly, consider revising it, e.g., to say “if the policy were determined not to qualify as life insurance under the tax code….”

RESPONSE: Comment complied with on page 46.

Min S. Oh

October 20, 2021

COMMENT 75: In the third full (one sentence) paragraph on page 45, the last two words should be “those riders” (rather than “that rider”).

RESPONSE: Comment complied with on page 47.

COMMENT 76: Under “Additional Information Regarding the Policy – Charges” (starting on page 45):

a. Disclose the extent to which charges can be modified.

RESPONSE: Comment complied with. John Hancock has added the following explanatory paragraph just below the “Charges” heading under “Additional Information Regarding the Policy”:

Under the policies, we deduct the charges discussed immediately below under “Deductions from premium payments” and “Deductions from policy value.” Although the Fee Table in this prospectus provides disclosure about the maximum rates we are permitted to charge, we currently deduct some of the charges at less than those maximum rates. As a general matter, however, we also are permitted to increase or decrease the rate at which we are deducting any charge, provided that the rate can never exceed the maximum set forth in your policy (including in any applicable supplementary benefit rider) and as disclosed in the Fee Table. By contacting the John Hancock USA Service Office or your John Hancock USA representative at any time, you can obtain information about the then-current rate of any charges that are applicable to your particular circumstances and/or obtain a personalized illustration that will demonstrate the manner in which those specific current charges impact the values under your policy.

In addition, the extent to which John Hancock can the raise the cost of insurance charge, the asset-based risk charge, and the transfer fee has already been specifically disclosed in the Fee Table and under the following headings that appear on pages 47-48: “Cost of insurance charge,” “Asset-based risk change,” and “Transfer Fee.” John Hancock has retained all of that disclosure, as well as the sentence that appears on page 49 (immediately preceding “Commissions Paid to Dealers”) cautioning that any charge increases can apply to then-outstanding, as well as subsequently-issued, policies.

b.

Also, disclose, as to each charge, the current charge rate, if it is not disclosed in the Fee Table. Where the charge is based on the particular characteristics of the insured person, the same type of “minimum, maximum, and representative” information should be used as would be provided in the Fee Table, together with the related explanatory material required for such presentations in the Fee Table.

RESPONSE: Comment complied with in part. The prospectus disclosure already complied with this Comment 76(b) as to most of the policy (including rider) charges, regardless of whether or not the charge is based on the particular characteristics of the insured person. For some charges, this prospectus disclosure specifically identifies a specific rate as the “current” rate or states that currently the charge is not being deducted at all. For other charges, the rates set forth under “Charges” on pages 45-46 and/or in the Fee Table are the current charge rates (as well as being the maximum rates), and so comply with this Comment 76(b).

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October 20, 2021

In isolated instances, however, John Hancock, like other issuers of variable life policies, historically has not made prospectus disclosure of current rates of certain charges. And in such instances — most particularly the cost of insurance charges — John Hancock has not added current charge disclosure in response to this Comment 76(b).

In that connection, the extensive Fee Table disclosure of “minimum, maximum, and representative” rates that Form N-6 already specifically requires for charges that vary with the insured person’s characteristics is itself very complex, difficult to understand, and subject to considerable misinterpretation by all but the most industry-savvy readers. As to these charges, adding the voluminous current charge information requested by this comment would make this already abstruse charge disclosure significantly more confusing and difficult to understand. A further concern is that, by drawing readers’ attention away from the maximum rates, such current rate information will reduce the maximum rates’ cautionary impact on investors. Moreover, any potential benefit to investors from the additional current charge information would be substantially diluted because it necessarily would be applicable only to very specific categories of insured persons and therefore would not be very relevant to most readers. Finally, it appears that other filings that have recently become effective in compliance with the March 2020 Form N-6 reforms have not included all of the current charge information called for by this Comment 76(b). See Principal 333-175768 (no current rates specified for charges that depend on insured person’s risk class); Thrivent 333-103454 (no current rates specified for most charges, including all charges that depend on insured person’s risk characteristics); and Commonwealth 033-57792 (no current rates specified for most charges, including all charges that depend on insured person’s risk characteristics).

As discussed above, John Hancock believes that there are only limited types of charges whose current rates historically have not effectively been disclosed in its variable life insurance prospectuses. Nevertheless, if it were necessary to ensure that there is specific prospectus disclosure of the current rates for every charge in every John Hancock variable life prospectus, it would be necessary (a) for highly-qualified John Hancock actuarial personnel to develop new compilations of data concerning charges that are being assessed at less than guaranteed maximum rates and (b) for highly-qualified legal personnel to compare the current rates of those charges to what the prospectuses historically have disclosed, and to make any necessary revisions in the prospectus language. While this would not be too onerous if only small number of prospectuses were involved, the burden would be compounded by (a) the large number John Hancock variable life products, (b) the significantly different charge structures under many of those products, (c) the fact that, even where two products have a similar charge, John Hancock’s historical approach to setting and/or disclosing the current rates for those charges has varied, and (d) the age of some of John Hancock’s variable life products (some of which date back four decades), which increases the time required for the appropriate John Hancock personnel to assemble all of the required information. Accordingly, complete compliance with this comment would impose very significant burdens on John Hancock (as well as increase the possibility of potentially costly clerical or typographical errors when inputting the resulting revised prospectus information).

We believe that such additional costs and burdens are unwarranted, particularly because, as discussed above, much of this information will have very limited utility for investors – and often even be counterproductive. Rather, if investors are to be provided with more information about current charges, we strongly believe that the preferred approach is to encourage them to get that information in the manner described in the new paragraph set out in the response to Comment 76(a) above: i.e., either (a) in the form of a personalized illustration that is designed to more usefully convey information about the impact of those specific current charges that actually apply for that specific investor, or (b) from a registered representative, who can communicate such useful and specifically relevant information more clearly and effectively.

Min S. Oh

October 20, 2021

COMMENT 77: In the same section, under “Deductions from policy value” specify how the deductions for charges are allocated as among a policy’s variable, fixed and/or indexed accounts.

RESPONSE: Comment already complied with. The requested language already appears as the last sentence of the second paragraph under “Additional Information About How Certain Policy Charges Work,” which section immediately follows the section to which comment pertains.

COMMENT 78: In the same section (still on page 45), under “Base Face Amount charge,” “Supplemental Face Amount charge” and “Cost of insurance charge,” consider whether the rate of these charges should be expressed as a dollar amount per $1,000.

RESPONSE: Comment considered. Consistent with the way these charges are expressed in the policy form, the prospectus’s fee table sets forth amounts of each of these charges as a dollar amount per $1000 of the fee base (which methodology is clearly contemplated as to the fee table by, for example, the second and last sentences of Instruction 1(f) to Item 4). By contrast, the presentations on page 45 to which this comment refers are intended to provide a simpler, less algorithmic, and more user-friendly plain English explanation of the substantive effect of these charges. Moreover, these statements on page 45 also are entirely accurate, as it is theoretically perfectly possible to express any of these rates as either as rate by which the charge’s base amount is multiplied or as a dollar amount per $1000 of said base amount. These are simply two different ways of saying exactly the same thing. Accordingly, John Hancock respectfully submits that its less mathematical and more plain-English descriptions of this charge on page 45 will serve the purposes of that disclosure better than any description of those charges as a dollar amount per $1000 of charge base. (As noted above, the purpose on page 45 is simply to communicate the substantive effect of these charges in the most simple and intuitively understandable plain English possible.)

COMMENT 79: In the third sentence under “Cost of insurance charge,” with reference to the phrase “insurance for which we are then at risk by a cost of insurance rate,” again please ensure consistent use of terms (e.g., NAR).

RESPONSE: Comment complied with.

COMMENT 80: On page 46, the sub-section captioned “Supplementary benefit rider charges” is vague and should be more specific, to the extent the detail is not found in the Fee Table.

RESPONSE: Comment complied with.

COMMENT 81: Under “Loan interest charge” please specify when (how frequently) the charge is deducted.

RESPONSE: John Hancock has not added this information, because the entry for this charge in the middle column of the Fee Table already specifies that the charge accrues daily and is

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October 20, 2021

deducted annually. John Hancock believes that this technical detail is not of much practical significance to most investors and that repeating it here would not materially improve the disclosure, particularly in view of the references to the Fee Table that have appear in this “Charges” section of the prospectus.

COMMENT 82: Under “Surrender charge,” briefly describe the formula referenced in the third sentence.

RESPONSE: Comment complied with.

COMMENT 83: Still on page 46, under “Charges at the portfolio level,” please rephrase the disclosure so as to make clear that investment management fees, etc. are deducted out of fund assets.

RESPONSE: Comment complied with.

COMMENT 84: Consider moving the section captioned “Other Charges we Could Impose in the Future” to follow the section “Commissions Paid to Dealers” (page 47).

RESPONSE: Comment considered. After consideration, this paragraph as not been moved, as it relates to charges and not to the discussion of “Commissions Paid to Dealers,” which of course does not directly relate to charges. Therefore, moving the paragraph as suggested by this comment would result in the discussion of matters relating to charges being illogically interrupted by a discussion of compensation, which is a different subject.

COMMENT 85: On page 47, delete the section captioned “Portfolio Charges,” as this information has already been provided.

RESPONSE: Comment complied with.

COMMENT 86: On page 48, under “Lapse and Reinstatement – Lapse,” this disclosure should be expanded to cover (i) notice, (ii) the grace period, (iii) how to get out of default, (iv) tax consequences, and (v) how cash value, surrender value, and the death benefit will be determined. Alternatively, a cross-reference to the requested disclosures (as set forth earlier in the document) would be sufficient here.

RESPONSE: Comment complied with by inserting the requested cross reference.

COMMENT 87: On page 49, the formatting of the chart carried over from the previous page resulted in the omission of the word “Core” from Healthy Engagement Core Rider where it appears in the left-hand column. It is correct in EDGAR, but somehow the word was lost in the pre-Edgarized version.

RESPONSE: Comment complied with.

COMMENT 88: Consider moving the narrative disclosure in the paragraph immediately after the chart on page 49 to page 46 under the caption “Additional Information About How Certain Policy Charges Work.”

RESPONSE: Comment considered. The paragraph in question discusses variations that are not limited to variations in charges, and the suggestion in this comment would move the paragraph into a discussion that relates solely to charges and whose heading that refers solely to charges. Accordingly, John Hancock has not moved this paragraph, because is more logically located, and will be less likely to be misunderstood by readers, in its current location.

Min S. Oh

October 20, 2021

COMMENT 89: The next paragraph, about the SAI, should be deleted, unless some relevant disclosure will be added to the SAI.

RESPONSE: Comment complied with, by deleting the paragraph in in question.

COMMENT 90: On page 49, under the caption “Policy or Registrant Changes,” please consider adding to the list of reserved rights the right to substitute underlying funds.

RESPONSE: Comment complied with by moving what was formerly the last paragraph under “Portfolios” on page 55 (which includes disclosure of the right to substitute) so that said paragraph is now the last paragraph under “Policy or Registrant Changes.” We note that the right to substitute is also disclosed under “Restrictions—Investments” in the key information table.

COMMENT 91: On page 50, under “General Description of Registrant, Depositor and Portfolios – Registrant” please make clear that the registrant is the separate account.

RESPONSE: Comment complied with.

COMMENT 92: On page 51 under the caption “Portfolios,” in the first paragraph please provide information regarding how an investor may obtain a copy (hard copy or electronic) of each portfolio’s prospectus.

RESPONSE: Comment complied with.

COMMENT 93: On the same page, please add an appropriate caption above the discussion of voting portfolio shares.

RESPONSE: Comment complied with.

COMMENT 94: In the third full paragraph on page 51, please describe briefly how the number of votes per investor is determined. See Item 6(d).

RESPONSE: Comment complied with by moving the information to which the staff’s SAI Comment 6 below relates from the SAI to a position immediately following the paragraph to which this comment relates.

COMMENT 95: In the same paragraph, please clarify that John Hancock will vote proportionately shares in the separate account for which no voting instructions have been received. For example, this could be accomplished by adding “and other shares for which we receive no instructions” at the end of the parenthetical in the second sentence of this paragraph.

RESPONSE: Comment complied with on page 54.

COMMENT 96: At the end of the prospectus, before the Appendix, check the requirements of Item 17 (financial statements).

Min S. Oh

October 20, 2021

RESPONSE: Comment complied with by adding the material required by Item 17 under a new heading “Financial Statements.”

COMMENT 97: Appendix – In the second paragraph of the introductory narrative, please disclose that the expenses shown would be higher and the performance numbers shown would be lower if policy fees and charges were reflected.

RESPONSE: Comment complied with.

COMMENT 98: Please use the headings prescribed by Form N-6 (referring to “Portfolio and Subadviser”).

RESPONSE: Comment complied with.

COMMENT 99: Please note that the hyperlink in the second sentence on page 53 must be to a “landing page” where the relevant underlying fund prospectuses are available (not, e.g., home pages through which such prospectuses might be available).

RESPONSE: Comment accepted, and John Hancock has advised us that it will ensure that the link that appears in the prospectus version that becomes effective will comply with this comment.

COMMENT 100: Please correct the formatting of the Appendix chart (i.e., regarding the upper right corner of each page of the chart).

RESPONSE: Comment complied with.

COMMENT 101: Regarding the first footnote to the Appendix, delete the references to the names of the relevant funds from this footnote. Instead, simply mark with (*) all the appropriate funds (i.e., those that have reimbursement/waiver arrangements).

RESPONSE: Comment complied with.

COMMENT 102: On the back cover, please provide the date of the SAI; and if the SAI is being incorporated into the prospectus, please say so here.

RESPONSE: Although John Hancock has added a statement that the SAI is being incorporated by reference, the date of the SAI has not been set forth. There is no requirement in Form N-6 or the Commission’s rules that the date of the SAI be set forth in the prospectus, Moreover, the prospectus back covers in numerous filings that recently have become effective in compliance with the March 2020 Form N-6 reforms incorporate the related SAI by reference without specifying the date thereof. See Nationwide 333-215169, Metropolitan 033-91226, Pruco 333-252986 and Penn Insurance 333-254206 (effective July 15, 2021).

COMMENT 103: In the last sentence of the first paragraph, indicate that the SAI may be obtained without charge.

RESPONSE: Comment complied with.

Min S. Oh

October 20, 2021

COMMENT 104: In the second paragraph, the reference to the Account should be to the Separate Account (or to whatever other defined term John Hancock uses to refer to the Separate Account).

RESPONSE: Comment complied with.

SEC STAFF COMMENTS ON SAI

COMMENT 1: On the cover page, list the contracts covered by this SAI together with their EDGAR Identifiers. Also, please confirm that the contract names precisely match the names associated with the EDGAR identifiers in each case.

RESPONSE: Comment complied with. John Hancock will be adding the names of other policies (and their related identifier numbers) to the SAI as amendments for other relevant policies are filed, and the final list will be included in the SAI contained in each amendment that ultimately becomes effective on (or shortly before) May 1, 2022; and John Hancock hereby confirms that each policy name so listed will conform precisely to the policy name associated with its related identifier number in the EDGAR system.

COMMENT 2: Under “General Information and History – Registrant” please add the date the separate account was organized.

RESPONSE: Comment complied with. The separate account’s date of organization (December 4, 2001) will be added to the second sentence under the caption “Registrant.”

COMMENT 3: Regarding the section captioned “Services” please confirm supplementally that all service providers are identified who are required to be identified by Item 22. Also, please provide the business address for E&Y.

RESPONSE: Comment complied with. John Hancock has authorized us to confirm that all service providers are identified who are required to be identified by Item 22. Also, the auditor’s business address will be added, as requested.

COMMENT 4: Supplementally, please confirm that there are no non-fundamental risks required to be disclosed in the SAI.

RESPONSE: Comment complied with. John Hancock has authorized to confirm that there are no non-fundamental risks required to be disclosed in the SAI.

COMMENT 5: Under “Underwriters – Principal Underwriter” please disclose how JH Distributors is affiliated with the John Hancock. See Item 25(a).

RESPONSE: Comment complied with. John Hancock will revise the first sentence of this paragraph to specify that JH Distributors is wholly-owned by John Hancock.

COMMENT 6: The section at the end captioned “Voting Procedures” should be moved to page 51 of the prospectus. See also the staff’s prospectus Comment 94 above.

Min S. Oh

October 20, 2021

RESPONSE: Comment complied with in the manner indicated in the response to the staff’s prospectus Comment 94.

COMMENT 7: Add the financial statements required by Item 28, as appropriate.

RESPONSE: The required financial statements and auditors’ opinions/consents will be included in a further amendment that will be filed shortly before effectiveness in the spring of 2022.

SEC STAFF COMMENTS ON PART C

COMMENT 1: Reminder: There should be hyperlinks to all exhibits, and to any other document incorporated by reference into the registration statement.

RESPONSE: Comment complied with. John Hancock has confirmed to us that it will ensure that such links will be operative.

COMMENT 2: There does not appear to be a working hyperlink to the first of the two powers of attorney filed as exhibits.

RESPONSE: Comment complied with. John Hancock will ensure that such links are operative.

COMMENT 3: Check references to Item numbers set forth in part C, as a number of these were incorrectly stated in the Edgar-filed version or in the pre-Edgarized version of part C.

RESPONSE: Comment complied with. John Hancock will ensure that the correct Item numbers are used.

COMMENT 4: – Reminder that the information set forth under “Location of Accounts and Records” needs to be included in the Registrant’s Form N-CEN filing.

RESPONSE: Comment accepted. John Hancock is aware that this information must be reported on Form N-CEN; accordingly, John Hancock may decide to delete the language from Part C, as permitted by the instruction to Item 35 of Form N-6.

COMMENT 5: Item 36—Fee Representation—The reference to “contracts” in the second paragraph should be to “policies.”

RESPONSE: Comment complied with. John Hancock will make this change.

SEC STAFF COMMENTS ON ISP

COMMENT 1: As a general matter, all staff comments on the statutory prospectus apply to the same disclosure in the ISP.

RESPONSE TO ISP COMMENTS 1-13: For the record, the staff’s comments on the ISP are set out here as ISP Comments 1-13. However, except as indicated below as to ISP Comment 7, John

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October 20, 2021

Hancock is not responding to these comments at this time, because as explained in General Explanatory Note (ii) above, John Hancock has decided not to use or file an ISP at this time. Nevertheless, John Hancock will take account of these comments in preparing the initial filing of any ISP that it may make at a future time.

COMMENT 2: In the first paragraph of the cover page, please define “Policies,” as this is the first use of the term.

COMMENT 3: In the last sentence of the same paragraph, please add “at no cost.”

COMMENT 4: In the third paragraph, please change the reference to “variable life insurance” to add the word policies.

COMMENT 5: On page 2, delete the heading “Key Information.”

COMMENT 6: In the “Fees and Expenses” table starting on page 2, please delete the heading “See the prospectus discussion under:” over the right-hand column.

COMMENT 7: Consider adding the same language that appears in the fourth, fifth, and sixth paragraphs under “Premiums” on page 7 (beginning with “The policy offers a number of variable investment accounts.”) to the policy overview segment of the statutory prospectus.

RESPONSE: Comment complied with. The first of the three paragraphs was already set forth under “Premiums” in the statutory prospectus “Overview of the Policy.” Accordingly, John Hancock has complied with this comment by also adding the other two paragraphs at that same place in the statutory prospectus. NOTE: John Hancock is responding to this ISP Comment 7 because, although given in the context of the ISP, it suggests a change to the prospectus, rather than to the ISP. See also the response to the staff’s prospectus Comment 22 above.

COMMENT 8: On page 8, under “Changes you may make” please reconcile the statement that Face Amount increases are not permitted with the disclosure set forth on page 26 of the statutory prospectus under “Requesting an increase or decrease in coverage.”

COMMENT 9: On page 12, under “No-lapse Guarantee” please supplement this disclosure to include all the information in the statutory prospects under the same caption (page 23).

COMMENT 10: On page 13, change the heading to read “Making Withdrawals: Accessing the Money in Your Policy” (replace “and” with a colon).

COMMENT 11: In the paragraph under that heading, please briefly describe the potential effect of surrenders and withdrawals. See Item 12(a).

COMMENT 12: On page 18, please change the reference to “Portfolios” in the Appendix heading to “Portfolio Companies.”

COMMENT 13: On the back cover page (page 25), please disclose the date of the prospectus and, if applicable, that it is incorporated by reference into the ISP.

Min S. Oh

October 20, 2021

Please direct any questions or comments on any of the foregoing to the undersigned or to William J. Kotapish (202-965-8154; Wkotapish@carltonfields.com) at this firm.

Sincerely,

/s/ Thomas C. Lauerman

Thomas C. Lauerman

Attachment: draft prospectus marked to show changes from that filed in the Amendment